CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES

FIRST QUARTER 2007 UPDATE ON THE PROGRESS OF

THE HORIZON OIL SANDS PROJECT

CALGARY, ALBERTA – May 2, 2007 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural”) is pleased to provide its regular quarterly update on the Horizon Oil Sands Project (“Horizon Project”).

“We reached several major milestones during the first quarter of 2007. Overall work progress is 66% complete, with on-site construction over 52% complete, reflecting the soundness of our execution strategy and the strength of our team” commented Real Doucet, Sr. Vice President, Oil Sands.

“We are transitioning out of the winter months which have greater operational challenges, and moving into the peak construction phase of the Horizon Project. We remain on schedule, despite heavier than normal snowfall over the 2006/2007 winter season which resulted in a below forecast ramp-up for some contractors along with lower productivity for others. In addition, certain contracts have been delayed to take advantage of available schedule float allowing Canadian Natural to minimize unnecessary costs in the construction of some facilities - another example of Canadian Natural’s ability to mitigate execution risks through our systematic and disciplined project control.

All major vessels have either been erected or are currently on-site as we move forward into the most labour-intensive portion of the Horizon Project. Work scheduled for the coming months will focus more on mechanical construction efforts, which are scheduled to be completed through a mix of lump sum and reimbursable contracts.

Our actual spending to date is near plan (69% actual versus 68% plan) and our overall project forecast cost is currently forecasted in a range that is not materially in excess from that approved by the Board of Directors in February 2005. This positions Canadian Natural favorably given the rise in costs that has occurred during the last two years. Our current project completion cost forecast ranges from approximately 5% to 12% over the original $6.8 billion estimate.

While we have maintained a strong historic safety record on the construction site, we were greatly saddened by the tragic death of two contract workers last week and our heartfelt sympathies are extended to their families, friends and co-workers. An investigation is underway to determine the cause of this incident. We remain committed to operating a safe and efficient worksite.”

Horizon Project Status Summary

	Dec 31, 2006	March 31, 2007		June 30, 2007
	Actual	Actual	Plan	Plan 77% 77%
Phase 1 - Work progress (cumulative)	57%	66%	65%
Phase 1 - Construction capital spending* (cumulative)	59%	69%	68%

*Relative to overall Phase 1 project capital of $6.8 billion

Accomplished during the First Quarter of 2007

Detailed Engineering

•	Overall detailed engineering 96% complete and substantially complete in most areas.

Procurement

•	Overall procurement progress is 91% complete.
•	Awarded over $5.3 billion in purchase orders and contracts to date.
•	Operations and maintenance service and supply agreements in negotiation.

Modularization

•	Delivered an additional 279 oversized loads to site for a total of 1,252 loads, which represents approximately 76% of the total requirement.

Construction

•	Overall construction progress is 52% complete.
•	Mine overburden removal has moved 32 million bank cubic meters, which represents approximately 46% of the total to be moved and is 4% ahead of schedule.
•	2006/2007 drilling program completed.
•	Began installing the Heat Recovery Steam Generator.
•	Moved crushing plant assemblies for Ore Preparation plant from the pre-assemble area to the permanent foundations.
•	Commenced module setting in the Hydrotreater Area.
•	Primary Separation Cell ready for hydrotesting.
•	High pressure natural gas piping ready for commissioning.
•	Completed module fabrication and installation for coker/ diluent recovery unit
•	Completed cooling tower erection.
•	Finished installation of the last remaining 35kV substation.

Milestones for the Second Quarter of 2007

•	Complete installation of coker and diluent recovery unit process structures.
•	Complete Primary Upgrading interconnecting welding on piperacks.
•	Energize main electrical substations R1/R2.
•	Mechanically complete cooling tower piping.
•	42” water pipeline to be complete and tested.
•	Water pumphouses mechanically complete.

Phase 2/3 Update

Originally commenced in mid 2006, Canadian Natural continues to proceed forward with Phase 2/3 of the Horizon Project with significant progress made towards the EDS portion of front end engineering. To date we have spent $124 million on Phase 2/3, with $203 million budgeted in 2007 for these phases.

In 2006, Canadian Natural ordered certain major vessels required for Phase 2/3 of the Horizon Project, including the coke drums and the hydrotreating vessels. To date, coker foundations have been built, together with the construction of significant piperack and common service infrastructure. The engineering and construction work that has been completed provides Canadian Natural a distinct and strategic advantage over other projects as we build the Horizon Project. Canadian Natural is currently evaluating several execution options for the balance of Phase 2/3 construction that will provide flexibility and balance the risks associated with building in the current high cost environment.

A picture gallery providing visual updates on construction progress is available on the Company’s website (http://www.cnrl.com/horizon/about_horizon/photo_gallery.html).

The Company’s results for the first quarter of 2007 will be released on May 3, 2007. A conference call will be held on that day at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

Forward-Looking Statements

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the “Company”) may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as “believes”, “anticipates”, “expects”, “plans”, “estimates”, or words of a similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists or insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses.

The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent, and the Company’s course of action would depend upon its assessment of the future considering all information then available. Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or the Company’s estimates or opinions change.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED

2500, 855 – 2nd Street S.W.

Calgary, Alberta

T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	ALLAN P. MARKIN Chairman JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President and Chief Operating Officer	DOUGLAS A. PROLL Chief Financial Officer and Senior Vice-President, Finance COREY B. BIEBER Vice-President, Finance & Investor Relations